Exhibit 10.1
July 30, 2010
Rick Feiler
321 Folly Island Court
Wilmington, NC 28411
Dear Rick:
On behalf of TranS1, Inc., I am pleased to offer you the position of Vice President of Marketing, reporting directly to me, effective August 2, 2010.
The following describes the terms of our offer of employment to you.
Job Responsibilities:
As Vice President of Marketing, you will have the classic oversight responsibilities attendant to the position, including product marketing, promotions, marketing communications and professional affairs.
You will be expected to devote your full business time and best efforts to the performance of your duties and responsibilities and to abide by Company policies and procedures that may be changed from time to time.
Compensation:
A pre-tax annual compensation rate of $225,000 will be paid over twenty-four (24) payroll periods during the year. Semi-monthly payroll dates are the 15th and the last day of each month.
You will also be eligible for an annual bonus equal to a maximum of thirty (30%) percent of your annual base salary, and based upon specific objectives established in collaboration with me.
Stock Options:
As part of this promotion offer, and following the Board of Directors approval, you will be granted options to purchase 40,000 shares of common stock of TranS1®, Inc. The price per share will be established as the fair market value at the time of Board approval. Once granted, the stock options shall vest 25% on the first anniversary date of this promotion, and thereafter will vest in thirty-six equal monthly installments. These options are subject to the conditions outlined in the Company’s 2007 Stock Incentive Plan. A copy of the Plan will be given to you on your acceptance of this offer.
301 Government Center Drive * Wilmington, NC 28403
910.332.1700 Voice * 866.954.8873 Fax
www.TranS1.com

Relocation:
As you know, the Company may open a new office when business conditions dictate. If that were to happen, TranS1 will pay for your moving expenses in accordance with the provisions of the Executive Relocation Policy, currently under development for Board approval.
Employment Integrity:
Because this new position carries great responsibility and exercises authority which directly affects business performance, we have included a revised Proprietary Information Agreement (PIA) with this offer.
Please note that this letter and your response do not constitute a contract of employment for a stated term. This means that if you accept this offer, you will retain the right to terminate your employment at any time and TranS1 will retain a similar right.

This offer will remain open for a period of five (5) business days. Please advise regarding your interest in accepting this position during this time by signing and returning this offer letter and associated PIA.
866.954.8873 (fax) * tmcdonald@trans1.com
In accepting this offer, you represent that you have not relied on any agreements or representations, written or oral, express or implied, with respect to your employment that are not set forth in this letter.
We look forward to having you join the Trans1 Executive Staff and contributing to the continued success of the Company.
Sincerely,
Ken Reali
President and COO
Accepted:

/s/ Rick Feiler Rick Feiler	August 2, 2010 Date